

For Immediate Release

8x8, Inc.

8x8, Inc. Announces Fourth Quarter and 2008 Fiscal Year End Operating Results

Company reports fourth quarter and full year net income

SANTA CLARA, CA -- May 21, 2008 -- 8x8, Inc. (Nasdaq: EGHT), provider of Packet8 (www.packet8.net) business, mobile and residential communication services, today announced financial operating results for its fiscal fourth quarter and year ended March 31, 2008.

Total revenues for the fiscal year ended March 31, 2008 were $61.6 million, compared with $53.1 million for fiscal 2007, an increase of 16% year over year. Packet8 business service revenues grew 81% year over year to $29.1 million in fiscal 2008 from $16.1 million for all of fiscal 2007. GAAP net income grew to $30,000, or $0.00 per share, in fiscal 2008 from net losses of $9.9 million, or ($0.16) per share, and $23.3 million, or ($0.42) per share, in fiscal years 2007 and 2006, respectively.

Total revenues for the fourth quarter of fiscal 2008 were $16.3 million compared with $14.4 million for the same period of the prior year, an increase of 14%. Packet8 business service revenues for the fourth quarter grew 55% over the same period last year, and represented 50% of total revenue for the fiscal fourth quarter, compared with 37% of revenue for the same period last year.

GAAP net income for the fourth quarter of fiscal 2008 was $691,000 or $0.01 per share, compared with a loss of $2.9 million, or ($0.05) per share for the same period last year. Operating income for the fourth quarter of fiscal 2008 was $695,000, the company's first reported operating income since the inception of the Packet8 business. Operating cash flow for the fourth quarter of fiscal 2008 was $420,000 and $3 million for all of fiscal 2008. The company ended its 2008 fiscal year with no debt and cash and investments of $14.6 million, an increase of approximately $2.6 million from the end of fiscal 2007.

As of March 31, 2008, 11,011 companies subscribed to Packet8 business services, a 57% increase over the 7,003 companies subscribed at the end of fiscal 2007.

"I am very pleased to report 8x8's first fiscal year of GAAP net income since we launched the Packet8 service, as well as the growth of our business services to now represent 50% of our revenues," said 8x8 Chairman and CEO Bryan R. Martin. "I am also pleased to report continuing positive cash from operating activities for both the quarter and the fiscal year. 8x8 is at an exciting point in its history and we look forward to continued growth and progress both financially and operationally. In particular, we have several new business service and product launches planned for this year from which we anticipate additional revenue sources for the company. We are currently in beta testing with both a new family of IP phones that will

complement and expand the functionality of our existing Packet8 Virtual Office services, and a new Virtual Trunking service that will target larger businesses who already have an existing PBX system."

Management will host a conference call to discuss these results and other matters related to the Company's business today, May 21, 2008, at 9:00 a.m. EDT. To access this call, dial 888-680-0894 (domestic) or 617-213-4860 (international). A replay of this conference call will be available for a limited time at 888-286-8010 (domestic) or 617-801-6888 (international). The replay passcode is 76637417. A webcast of this conference call will also be available for a limited time at the 8x8 Investor Relations website at: http://investors.8x8.com.

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) offers voice and video Internet-based telephony services for business and residential customers. Marketed under the Packet8 brand name, these hosted communications solutions enhance the value and functionality of existing broadband Internet connections by delivering advanced features and digital quality phone service at a fraction of the cost of legacy, copper wire alternatives.

The Packet8 Virtual Office™ solution, 8x8's flagship offering currently in use by over 11,000 companies, eliminates the need for traditional business phone systems by delivering all telephony services over managed or unmanaged Internet connections. This affordable, easy-to-use alternative to traditional PBX systems or Centrex class services allows high-speed Internet users anywhere in the world to be part of a virtual PBX that includes automated attendants, conference bridges, extension-to-extension dialing and ring groups, in addition to a rich variety of other business class features normally found on dedicated PBX equipment.

8x8 also offers residential, video and mobile digital phone services. For additional company information, visit 8x8's web site at www.8x8.com. For information about Packet8 products and services, visit www.packet8.net.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo, Packet8 Virtual Office, Packet8 Softalk and Packet8 Tango are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2008	**2007**	**2008**	**2007**
Service revenues	$ 15,068	$ 12,414	$ 56,177	$ 45,046
Product revenues	1,264	1,974	5,469	8,084
Total revenues	16,332	14,388	61,646	53,130
Operating expenses:				
Cost of service revenues	3,891	4,688	16,671	19,020
Cost of product revenues	1,552	1,974	6,762	8,074
Research and development	1,171	1,040	4,335	4,712
Selling, general and administrative	9,023	9,121	37,596	35,657
Total operating expenses	15,637	16,823	65,364	67,463
Income (loss) from operations	695	(2,435)	(3,718)	(14,333)
Other income (expense), net	(48)	128	1,606	667
Income (loss) on change in fair value of warrant liability	44	(603)	2,142	3,736
Net income (loss)	$ 691	$ (2,910)	$ 30	$ (9,930)
Net income (loss) per share:				
Basic	$ 0.01	$ (0.05)	$ 0.00	$ (0.16)
Diluted	$ 0.01	$ (0.05)	$ 0.00	$ (0.16)
Weighted average number of shares:				
Basic	62,019	61,605	61,897	61,365
Diluted	62,148	61,605	62,112	61,365

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

		March 31, 2008		March 31, 2007
ASSETS				
Current assets				
Cash and cash equivalents	$	11,185	$	6,735
Short-term investments		3,382		5,197
Accounts receivable, net		1,807		736
Inventory		1,539		2,629
Other current assets		1,492		1,502
Total current assets		19,405		16,799
Property and equipment, net		2,010		2,840
Other assets		136		319
Total assets	$	21,551	$	19,958
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	4,885	$	4,919
Accrued compensation		1,048		825
Accrued warranty		314		323
Deferred revenue		3,139		1,488
Other accrued liabilities		3,872		3,386
Total current liabilities		13,258		10,941
Other liabilities		109		253
Fair value of warrant liability		335		3,387
Total liabilities		13,702		14,581
Total stockholders' equity		7,849		5,377
Total liabilities and stockholders' equity	$	21,551	$	19,958